SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  30 June 2011

Call of a General Meeting of Shareholders

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that the Chairman of the Board of Directors has received, on the date hereof, the following communication from the Chairman of the Board of the General Meeting:

«1.            The Chairman of the Board of the General Meeting of Portugal Telecom, SGPS, S.A. has received today a request to call a General Meeting, signed by the Portuguese State, through the General-Directorate of Treasury and Finance (“Direcção-Geral do Tesouro e Finanças”), Caixa Geral de Depósitos, SA and Parpública — Participações Públicas SGPS, SA, those entities jointly holding 6.070057% of the Company’s share capital.

2.                   The abovementioned request aims at causing a resolution on the amendment of the following articles of Portugal Telecom, SGPS S.A.’s bylaws: Article fifth, by amending paragraph 1 and revoking paragraph 2; Article fourteenth, by revoking paragraph 2; Article nineteenth, by revoking paragraph 2 and consequently renumbering paragraph 3; Article twenty-first, by amending paragraphs 3 and 5; Article thirty-two, by revoking paragraph 2 and consequently renumbering paragraph 3; Article thirty-fifth.

3.                   The proposed amendments basically relate to the special rights pertaining to the shares held by the Portuguese State - the so-called golden shares - with a view to their elimination. Nonetheless, these amendments require the modification of the law currently in force, which determines the existence of the rights whose elimination is sought by the applicants.

4.                   It is now common knowledge that the Portuguese State is bound before the International Monetary Fund, the European Central Bank and the European Union to promote the elimination of the so-called golden shares by the end of July 2011. In this context, the drafting of the relevant legislation is now at an advanced stage, with its publication being expected to occur over the next two weeks.

5.                   Given the extraordinary situation currently faced by Portugal, the Chairman of the Board of the General Meeting of Portugal Telecom, SGPS SA understands that it is his duty to call a General Meeting as requested, assuming that the relevant legislation will be approved in time. The General Meeting will be convened in compliance with the legal formalities and with the requested agenda for the July 26th, 2011, at 3:00 p.m.»

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.